

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITIES AMERICA, INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12325 PORT GRACE BLVD
(No. and Street)

| LA VISTA | NE | 68128 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID VAUGHAN — 402-399-911, EXT 3101
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

| 750 THIRD AVENUE | NEW YORK | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, DAVID VAUGHAN , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITIES AMERICA, INC , as of DECEMBER 31 , 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

SENIOR VICE PRESIDENT, CFO
Title



Notary Public

GENERAL NOTARY - State of Nebraska
RITA R. HOOD
My Comm. Exp. Nov. 20, 2021

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SECURITIES AMERICA, INC.
**(an indirect wholly-owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2018**



EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of
Securities America, Inc

### *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Securities America, Inc. (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2011.

EISNERAMPER LLP
New York, New York
March 1, 2019

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Board of Directors and Shareholder
Securities America, Inc.


New York, New York
March 1, 2019

## SECURITIES AMERICA, INC.

**Statement of Financial Condition**
**December 31, 2018**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 19,246,933 |
| Securities owned, at fair value | 1,075,500 |
| Due from clearing brokers, net | 10,417,998 |
| Commissions receivable | 14,262,496 |
| Financial advisors' balances and other receivables, net of allowance of $408,000 | 4,077,489 |
| Notes receivable – financial advisors, net of allowance of $72,000 | 88,877 |
| Due from affiliate | 6,584,446 |
| Intangible assets, net | 6,816,141 |
| Deferred tax asset | 450,615 |
| Goodwill | 32,812,687 |
| Prepaid expenses and other assets | 7,597,576 |
| Contract acquisition costs, net | 12,479,822 |
| | $ 115,910,580 |
| **LIABILITIES** | |
| Commissions payable | $ 20,240,365 |
| Securities sold, not yet purchased, at fair value | 196,418 |
| Accrued compensation | 7,463,879 |
| Accrued expenses and other liabilities | 2,389,939 |
| Due to affiliate | 1,694,708 |
| Deferred income | 1,940,025 |
| Contingent consideration payable, at fair value | 566,177 |
| | 34,491,511 |
| Commitment and Contingency (Note I) | |
| **SHAREHOLDER'S EQUITY** | |
| Common stock, $1 par value; authorized 200 shares, issued and outstanding 100 shares | 100 |
| Capital in excess of par value | 110,576,050 |
| Accumulated deficit | (29,157,081) |
| | 81,419,069 |
| | $ 115,910,580 |

*See notes to the statement of financial condition*

# SECURITIES AMERICA, INC.

**Notes to Statement of Financial Conditions**
**December 31, 2018**

NOTE A - DESCRIPTION OF BUSINESS

Securities America, Inc. (the "Company") is a wholly-owned subsidiary of Securities America Financial Corporation ("SAFC"), which is wholly-owned by Ladenburg Thalmann Financial Services Inc. ("LTS").  LTS is a public company whose stock trades on the NYSE under the symbol LTS. Securities America Advisors, Inc. ("SAA") is a registered investment advisory firm wholly-owned by SAFC.  On November 4, 2011, LTS purchased 100% of the outstanding common stock of SAFC from Ameriprise Financial, Inc. ("Ameriprise").

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides securities distribution and brokerage services and also offers other financial products, including variable annuity insurance products, through a network of independent contractor brokers and insurance agents.

The Company executes and clears trades through two unaffiliated brokerage firms: National Financial Services LLC and Pershing LLC ("the clearing brokers").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**[1]    Use of estimates:**

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

**[2]    Cash equivalents:**

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.  Cash equivalents at December 31, 2018 consists of money market funds which are carried at fair value of $14,056,267.

**[3]    Financial instruments:**

Substantially all the Company's financial instruments are carried at fair value or amounts approximating fair value.  See Note H.

**[4]    Securities transactions:**

Securities transactions of the Company are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are valued at fair value with the resulting difference between cost and fair value included in interest and dividends in the statement of operations.

**[5]    Intangible assets:**

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted estimated future cash flows.

**SECURITIES AMERICA, INC.**

**Notes to Statement of Financial Conditions**
**December 31, 2018**

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**[5]    Intangible assets: (continued)**

If such cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on estimated future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

**[6]    Goodwill:**

Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired.  As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill.  Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables.  If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill.  An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value.  After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

Accounting guidance on the testing of goodwill for impairment allows entities the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step quantitative impairment test.  The Company's quantitative assessment indicated that there was no impairment of goodwill in 2018.

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, an amendment to simplify the subsequent quantitative measurement of goodwill by eliminating step two from the goodwill impairment test. As amended, an entity will recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform the qualitative test for a reporting unit to determine if the quantitative impairment test is necessary. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and applies prospectively. Early adoption is permitted, including in an interim period, for impairment tests performed after January 1, 2017. The Company has not elected to early adopt ASU 2017-04.  The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

**[7]    Income taxes:**

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities from a change in tax rates is recognized in operations in the period that includes the enactment date.

**SECURITIES AMERICA, INC.**

**Notes to Statement of Financial Conditions**
**December 31, 2018**

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**[7]    Income taxes: (continued)**

On December 22, 2017, the U.S. government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act ("TCJA"). Under GAAP, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Among other things, the TCJA (1) reduces the U.S. statutory corporate income tax rate from 34% to 21% effective January 1, 2018, (2) eliminates the corporate alternative minimum tax, and (3) changes the rules related to uses and limitations of net operating loss carryforwards beginning after December 31, 2017.

In response to the TCJA, the SEC staff issued Staff Accounting Bulletin ("SAB") 118, which provided guidance on accounting for the tax effects of TCJA.  The purpose of SAB 118 was to address any uncertainty or diversity of view in applying GAAP in the reporting period in which the TCJA was enacted.  In addition, SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date for companies to complete the accounting under GAAP.  During the year ended December 31, 2018, the Company finalized the accounting for the tax effects of TCJA with no material changes to the provisional estimate recorded in prior periods.

**[8]    Revenue from contracts with customers:**

The Company adopted ASC 606, effective January 1, 2018, using the modified retrospective method by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of shareholder's equity and other affected accounts at January 1, 2018.

**Performance Obligations**

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

**Broker-Dealer Commissions**

The Company earns commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and services as well as from trailing commissions which are variable. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities and commodities transactions. The Company records a receivable on the trade date and receives a payment on settlement date.  For trailing commissions, the performance obligation is satisfied at the time of the execution of the transactions but the amount to be received for trailing commissions is uncertain, as it is dependent on the value of the investments at future points in time as well as the length of time the investor holds the investments, both of which are highly susceptible to variable factors outside the Company's influence.  The Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually monthly or quarterly.  The Company's Statement of Operations reflects trailing commissions for services performed and performance obligations satisfied in previous periods.

**SECURITIES AMERICA, INC.**

**Notes to Statement of Financial Conditions**
**December 31, 2018**

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8]   Revenue from contracts with customers: (continued)

**Service Fees**

Service fees primarily include 1) amounts charged to independent financial advisors for processing of securities trades and for providing administrative and compliance services; 2) fees earned for arranging the cash sweep program between the customers and the third-party banks, in which customers' cash deposits in their brokerage accounts at the customers' direction are swept into interest-bearing FDIC-insured deposit accounts at various third-party banks.

**Costs to Obtain a Contract with a Customer**

The Company capitalizes the incremental costs of obtaining a contract with a customer (independent financial advisor) if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. These costs are included in contract acquisition costs, net, in the statements of financial condition and will be amortized over the estimated customer relationship period.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors, would not qualify for capitalization.

The Company pays fees to third-party recruiters and bonuses to employees for recruiting independent financial advisors, and thereby bring their customers' accounts to the Company, which generates ongoing commissions revenue and monthly service fee revenue to the Company and advisory fee revenue to its affiliates.

The balance of contract acquisition costs, net, was $12,479,822 as of December 31, 2018, an increase of $1,592,401 compared to the adoption date of January 1, 2018. There were no impairments or changes to underlying assumptions related to contract acquisition costs, net, for the period.

**Practical Expedients**

The following practical expedients available under the modified retrospective method were applied upon adoption of ASC 606:

We applied the practical expedient outlined under ASC 606-10-65-1(h) and did not restate contracts that were completed contracts as of the date of initial application, i.e. January 1, 2018.

We applied the practical expedient outlined under ASC 606-10-65-1(f)(4) and did not separately evaluate the effects of contract modifications. Instead, we reflect the aggregate effect of all the modifications that occurred before the initial application date, i.e. January 1, 2018.

We applied the practical expedient outlined under ASC 606-10-10-4 that allows for the accounting for incremental costs of obtaining contracts at a portfolio level in order to determine the amortization period.

We applied the practical expedient outlined under ASC 340-40-25-4 and did not capitalize the incremental costs to obtain a contract if the amortization period for the asset is one year or less.

**SECURITIES AMERICA, INC.**

**Notes to Statement of Financial Conditions**
**December 31, 2018**

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**[8]   Revenue from contracts with customers: (continued)**

**Impacts on Financial Statements on January 1, 2018**

The following table summarizes the impacts of ASC 606 adoption on the Company's statement of financial condition as of January 1, 2018.

| | Statement of Financial Condition | | |
| | As Reported | Adjustments | Adjusted |
| | | Costs to Obtain or Fulfill a Contract | |
| | December 31, 2017 | | January 1, 2018 |
| **ASSETS** | | | |
| Cash and cash equivalents | $        19,463,801 | $               - | $        19,463,801 |
| Securities owned, at fair value | 158,936 | - | 158,936 |
| Due from clearing brokers, net | 7,877,671 | - | 7,877,671 |
| Commissions receivable | 12,911,001 | - | 12,911,001 |
| Financial advisors' balances and other receivables, net | 3,884,956 | - | 3,884,956 |
| Notes receivable - financial advisors, net | 192,642 | (26,692) | 165,950 |
| Due from affiliate | 7,164,075 | (5,258,698) | 1,905,377 |
| Intangible assets, net | 7,676,661 | - | 7,676,661 |
| Deferred tax asset | 2,812,394 | (1,784,900) | 1,027,494 |
| Goodwill | 32,689,985 | - | 32,689,985 |
| Prepaid expenses and other assets | 3,903,175 | - | 3,903,175 |
| Contract acquisition costs, net | - | 10,887,421 | 10,887,421 |
| | $        98,735,297 | $     3,817,132 | $      102,552,429 |
| | | | |
| **LIABILITIES** | | | |
| Commissions payable | $        18,528,344 | $               - | $        18,528,344 |
| Securities sold, but not yet purchased, at fair value | 132,003 | - | 132,003 |
| Accrued compensation | 7,089,143 | - | 7,089,143 |
| Accrued expenses and other liabilities | 3,123,854 | (1,209,997) | 1,913,857 |
| Deferred income | 1,342,372 | - | 1,342,372 |
| Contingent consideration payable, at fair value | 660,771 | - | 660,771 |
| | $        30,876,487 | $    (1,209,997) | $        29,666,490 |
| | | | |
| **STOCKHOLDER'S EQUITY** | | | |
| Common stock | $                 100 | $               - | $                 100 |
| Capital in excess of par value | 114,956,256 | - | 114,956,256 |
| Accumulated deficit | (47,097,546) | 5,027,128 | (42,070,418) |
| | $        67,858,810 | $     5,027,128 | $        72,885,938 |
| | $        98,735,297 | $     3,817,132 | $      102,552,429 |

# SECURITIES AMERICA, INC.

**Notes to Statement of Financial Conditions**
**December 31, 2018**

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**[8]  Revenue from contracts with customers: (continued)**

The following table compares the reported statement of financial condition as of December 31, 2018, to the pro-forma amounts had the previous accounting standards been in effect.

| | Statement of Financial Condition As of December 31, 2018 | | |
| --- | --- | --- | --- |
| | **As Reported** | **Balances Without the Adoption of Topic 606** | **Effect of Change Higher/(Lower)** |
| **ASSETS** | | | |
| Cash and cash equivalents | $ 19,246,933 | $ 19,246,933 | $ - |
| Securities owned, at fair value | 1,075,500 | 1,075,500 | - |
| Due from clearing brokers, net | 10,417,998 | 10,417,998 | - |
| Commissions receivable | 14,262,496 | 14,262,496 | - |
| Financial advisors' balances and other receivables, net | 4,077,489 | 4,077,489 | - |
| Notes receivable - financial advisors, net | 88,877 | 115,569 | (26,692) |
| Due from affiliate | 6,584,446 | 11,843,144 | (5,258,698) |
| Intangible assets, net | 6,816,141 | 6,816,141 | - |
| Deferred tax asset | 450,615 | 2,235,515 | (1,784,900) |
| Goodwill | 32,812,687 | 32,812,687 | - |
| Prepaid expenses and other assets | 10,297,576 | 10,297,576 | - |
| Contract acquisition costs, net | 12,479,822 | - | 12,479,822 |
| | $ 118,610,580 | $ 113,201,048 | $ 5,409,532 |
| **LIABILITIES** | | | |
| Commissions payable | $ 20,240,365 | $ 20,240,365 | $ - |
| Securities sold, but not yet purchased, at fair value | 196,418 | 196,418 | - |
| Accrued compensation | 7,463,879 | 7,463,879 | - |
| Accrued expenses and other liabilities | 5,089,939 | 5,983,531 | (893,592) |
| Due to affiliate | 1,694,708 | 1,694,708 | - |
| Deferred income | 1,940,025 | 1,940,025 | - |
| Contingent consideration payable, at fair value | 566,177 | 566,177 | - |
| | $ 37,191,511 | $ 38,085,103 | $ (893,592) |
| **STOCKHOLDER'S EQUITY** | | | |
| Common stock | $ 100 | $ 100 | $ - |
| Capital in excess of par value | 110,576,050 | 110,576,050 | - |
| Accumulated deficit | (29,157,081) | (35,460,205) | 6,303,124 |
| | $ 81,419,069 | $ 75,115,945 | $ 6,303,124 |
| | $ 118,610,580 | $ 113,201,048 | $ 5,409,532 |

**SECURITIES AMERICA, INC.**

**Notes to Statement of Financial Conditions**
**December 31, 2018**

**NOTE C - RELATED PARTY TRANSACTIONS**

The Company periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliates. The Company has a revenue and expense sharing arrangement with SAA and is allocated revenue and overhead expense from its parent, SAFC.  Amounts due to and from affiliates of the Company are settled periodically.

Amounts due from affiliate as of December 31, 2018 represents the balance due from SAFC.  Amounts due to affiliate represents the balance due to SAA.

**NOTE D – INCOME TAXES**

The Company files consolidated federal and certain combined state and local income tax returns with LTS.  For financial reporting purposes, the Company determines its income tax provision on a separate company basis pursuant to a tax sharing agreement. Taxes currently payable by the Company on a separate basis will be paid to LTS.

Deferred tax amounts are comprised of the following at December 31, 2018:

| | |
|---|---:|
| Deferred tax assets: | |
| Allowances for receivables | $ 125,770 |
| Accrued liabilities | 2,093,904 |
| Federal benefit of unrecognized tax benefit | 26,128 |
| State net operating loss carry forwards | 115,683 |
| Securities | 98,367 |
| Intangible assets | 489,652 |
| Share-based compensation | 857,039 |
| Valuation allowance | (53,149) |
| Total deferred tax assets | 3,753,394 |
| Deferred tax liability: | |
| Goodwill | (1,021,886) |
| Contract acquisition costs | (2,280,893) |
| Total deferred tax liability | (3,302,779) |
| Net deferred tax asset | $ 450,615 |

In assessing the Company's ability to recover its deferred tax assets, the Company evaluates whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. The Company considers all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. At December 31, 2018, the valuation allowance amounted to $53,149 related to state net operating loss carry-forwards. During 2018, such valuation allowance increased by $7,539.

**SECURITIES AMERICA, INC.**

**Notes to Statement of Financial Conditions**
**December 31, 2018**

NOTE D – INCOME TAXES (CONTINUED)

At December 31, 2018, the Company had state net operating loss carry-forwards of $2,485,022, which expire through 2031.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company recognizes interest and penalties related to income taxes as a component of the income tax provision. At December 31, 2018, the Company had unrecognized state tax benefits of $143,688, including interest and penalties of $28,069 and $19,270, respectively, which increased by $5,781 during 2018.

NOTE E - INTANGIBLE ASSETS AND GOODWILL

Intangible assets subject to amortization as of December 31, 2018 consist of:

| | Estimated Life in Years | Gross Carrying Value | | |
| | | Balance January 1, 2018 | Additions | Balance December 31, 2018 |
|---|---|---|---|---|
| Brokerage relationships | 7-15 | $ 11,616,027 | $ 461,000 | $ 12,077,027 |
| Non-compete covenants | 3-5 | 1,433,000 | - | 1,433,000 |
| | | $ 13,049,027 | $ 461,000 | $ 13,510,027 |

| | Accumulated Amortization | | | Net Carrying Amount |
| | Balance January 1, 2018 | Amortization Expense | Balance December 31, 2018 | |
|---|---|---|---|---|
| Brokerage relationships | $ 4,195,744 | $ 1,131,712 | $ 5,327,456 | $ 6,749,571 |
| Non-compete covenants | 1,176,622 | 189,808 | 1,366,430 | 66,570 |
| | $ 5,372,366 | $ 1,321,520 | $ 6,693,886 | $ 6,816,141 |

Changes to goodwill during the year ended December 31, 2018 are as follows:

| | |
|---|---|
| **Balance as of January 1, 2018** | **$ 32,689,985** |
| Acquisition of Kestler Financial Group | 122,702 |
| **Balance as of December 31, 2018** | **$ 32,812,687** |

NOTE F - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1" or the "Rule") of the Securities Exchange Act of 1934 and is required to maintain minimum net capital, as defined in the Rule. The Company uses the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. Net capital may fluctuate on a daily basis. As of December 31, 2018, the Company had net capital of $9,164,402, which was $8,914,402 in excess of the required net capital of $250,000. The Company claims an exemption from the provisions of the SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) and (k)(2)(i).

**SECURITIES AMERICA, INC.**

**Notes to Statement of Financial Conditions**
**December 31, 2018**

### NOTE G - COMMITMENTS AND CONTINGENCIES

SEC examination reports provided to Securities America Advisors, Inc., an affiliate of the Company, in August 2016, asserted that the firm had acted inconsistently with its fiduciary duty (including the requirement to seek best execution) in recommending and selecting mutual fund share classes that paid 12b-1 fees where lower cost share classes also were available in those same funds. The SEC also asserted that the firm's disclosures of potential conflicts of interest and compensation related to the mutual fund share classes that paid 12b-1 fees were insufficient. On April 6, 2018, the SEC issued an order against Securities America Advisors, Inc on consent that includes a cease and desist order and imposes remedial sanctions of disgorgement, prejudgment interest, and a fine; the combined total amount is $5,828,449 which has previously been reserved. In October 2018, Securities America Advisors, Inc received approval of its plan for distribution of the funds. Securities America Advisors, Inc. is paying out the funds pursuant to the terms of the order.

Two arbitration claims were filed against Securities America, Inc. in June and September 2018, and one complaint was filed against Securities America, Inc. and Securities America Advisors, Inc. in the United States District Court for the Southern District of New York in February 2019, by a total of 14 customers asserting that a former registered representative of the Company defrauded them through, among other things, the use of improper wire transfers and false account documents. The customers asserted, among other claims, claims for fraud, negligence, §10(b) violations, failure to supervise, respondeat superior, breach of fiduciary and other duties. In November and December 2018, settlements were reached resolving the two arbitration claims; the amounts paid in connection with those two claims were not material. The Company is reviewing the circumstances of the complaint, which asserts a total of $18,000,000 in compensatory damages, as it seeks to resolve the matter.

An arbitration claim was filed against Securities America, Inc and a former registered representative in December 2018, asserting that the former representative engaged in unsuitable investments. The customer alleged, among other claims, common law fraud, breach of contract, negligent supervision and violation of the California Securities Act. The Company is reviewing the matter, which asserts unspecified compensatory damages, as it seeks to defend and/or resolve the matter.

In the ordinary course of business, in addition to the above disclosed matters, the Company and/or its affiliate are defendants in other litigation, arbitration and regulatory proceedings and may be subject to unasserted claims primarily in connection with their activities as securities broker-dealers or as a result of services provided in connection with securities offerings. Such litigation and claims may involve substantial or indeterminate amounts and are in varying stages of legal proceedings.

As of December 31, 2018, the Company believes current accruals amounting to $646,875 are adequate and no further accruals are required. The Company's estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Company's defenses, potential recoveries from other parties, and its experience in similar cases or proceedings as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. However, it is possible that the ultimate resolution of aforementioned complaints, if unfavorable, may be material to the Company's results of operations.

### NOTE H - FAIR VALUE OF ASSETS AND LIABILITIES

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

**SECURITIES AMERICA, INC.**

**Notes to Statement of Financial Conditions**
**December 31, 2018**

NOTE H - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices in active markets that are directly or indirectly observable for the asset or liability.

Level 3 - Unobservable inputs for the asset or liability where there is little or no market data, which requires the reporting entity to develop its own assumptions.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally recognized pricing services or other model-based valuation techniques, such as the present value of cash flows.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: |  |  |  |  |
| Cash | $ 5,190,665 | $ - | $ - | $ 5,190,665 |
| Money market investments | 14,056,268 | - | - | 14,056,268 |
| Mutual fund investments | 1,075,500 | - | - | 1,075,500 |
| Total assets at fair value | $ 20,322,433 | $ - | - | $ 20,322,433 |
| Liabilities: |  |  |  |  |
| Contingent consideration payable | $ - | $ - | $ 566,177 | $ 566,177 |
| Securities sold, not yet purchased | 128,640 | 67,778 | - | 196,418 |
| Total liabilities at fair value | $ 128,640 | $ 67,778 | $ 566,177 | $ 762,595 |

Set forth below are changes in the carrying value of the contingent consideration related to acquisitions:

| | |
|---|---|
| Fair value at December 31, 2017 | $ 660,771 |
| Fair value from 2018 acquisitions | 315,000 |
| Payments | (445,548) |
| Change in fair value | 35,954 |
| Fair value at December 31, 2018 | $ 566,177 |

There were no transfers between levels during 2018.

**SECURITIES AMERICA, INC.**

**Notes to Statement of Financial Conditions**
**December 31, 2018**

NOTE H - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

The following table presents carrying values and estimated fair values at December 31, 2018, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

| | Carrying Value | Level 1 | Level 2 | Level 3 | Total Estimated Fair Value |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Due from clearing brokers, net | $10,417,998 | - | $10,417,998 | - | $10,417,998 |
| Commissions receivable | 14,262,496 | - | 14,262,496 | - | 14,262,496 |
| Financial advisors' balances and other receivables | 4,077,489 | - | 4,077,489 | - | 4,077,489 |
| Notes receivable | 88,877 | - | 88,877 | - | 88,877 |
| Due from affiliate | 6,584,446 | - | 6,584,446 | - | 6,584,446 |
| TOTALS | $35,431,306 | - | $35,431,306 | - | $ 35,431,306 |
| | | | | | |
| **Liabilities** | | | | | |
| Commissions payable | $ 20,240,365 | - | $ 20,240,365 | - | $20,240,365 |
| Accrued compensation | 7,463,879 | - | 7,463,879 | - | 7,463,879 |
| Due to affiliate | 1,694,708 | - | 1,694,708 | - | 1,694,708 |
| Accrued expenses and other liabilities | 2,389,939 | - | 2,389,939 | - | 2,389,939 |
| TOTALS | $ 31,788,891 | - | $ 31,788,891 | - | $ 31,788,891 |

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company uses two third-party clearing brokers.  Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory requirements. The Company is subject to credit risk should these brokers be unable to fulfill their obligations. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing brokers. At December 31, 2018, the amount due from clearing broker reflected in the accompanying statement of financial condition includes cash, commissions and other receivables which are due from these two clearing brokers.

Commissions receivable are due from a large number of mutual funds and insurance companies. These receivables are uncollateralized.

The Company has agreed to indemnify the clearing brokers for losses that they may sustain from customer accounts introduced by the Company.  At December 31, 2018, there were no amounts to be indemnified to the clearing brokers for customer accounts.

The Company maintains cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits.  The Company has not experienced and does not expect to experience any losses in such accounts.

NOTE J – CLEARING CREDITS

During 2018, the Company recorded a reduction of brokerage, software, communication and clearance fees, representing its allocable portion of certain clearing credits and rebates from its clearing brokers. One of such clearing brokers has also agreed to provide additional credits through the period ending in March 31, 2024 for which the estimated allocable portion to the Company, $15,892,508, will be recognized ratably over the respective annual period.